January 15, 2025

VIA EDGAR & ELECTRONIC MAIL

Tamika Sheppard

Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

11 F Street, NE

Washington, D.C. 20549-3561

Re:	Iris Parent Holding Corp.
Post- Effective Amendment No. 1 to Registration Statement on Form S-4
Filed November 8, 2024
File No. 333-275409

Ladies and Gentlemen:

This letter sets forth the response of Iris Parent Holding Corp. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 5, 2024, with respect to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, filed with the Commission on November 8, 2024 (the “Registration Statement”).

Concurrent with the submission of this letter, we are filing an Post-Effective Amendment No. 2 to the Registration Statement (the “Form S-4”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Post-Effective Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1. We note your revised disclosure that, after the completion of the Business Combination, Chris Kim will be deemed to beneficially own approximately 32.7% of the outstanding voting power of ParentCo Common Stock, assuming no redemptions (or 33.0% assuming maximum redemptions), and that ParentCo will be a “controlled company” within the meaning of the Nasdaq rules and could elect to take advantage of certain “controlled company” exemptions. Given the revised disclosure regarding the beneficial ownership percentages, please tell us why you continue to disclose that ParentCo will be a “controlled company” after the completion of the Business Combination and could elect to take advantage of certain “controlled company” exemptions, or revise your disclosure as appropriate.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the inside front cover page, in the letter to Iris Acquisition Corp’s stockholders and on pages 7 and 10 of the Form S-4 to remove the disclosure that ParentCo will be a “controlled company” after the completion of the Business Combination.

Questions and Answers About the Proposals for Stockholders, page viii

2. Please consider expanding this section to include a Q&A that explains why this business combination is still in the best interest of the stockholders in light of the TDT License Termination.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages viii and ix.

Tamika Sheppard

Tim Buchmiller

U.S. Securities & Exchange Commission

January 15, 2025

Why am I receiving this proxy statement/prospectus?, page viii

3. We note your disclosure that ParentCo will apply to list, to be effective at the time of the Business Combination, its common stock and warrants on Nasdaq. In an appropriate location, please address where you stand with respect to meeting the quantitative listing standards for Nasdaq, and, if you currently do not meet such standards, what actions you intend to take to be eligible for listing.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the inside front cover page of the prospectus, in the letter to the Company’s stockholders, and on pages ix, 1, 3 and 225 of the Form S-4.

Summary of the Proxy Statement/Prospectus, page 1

4. We note your disclosure under the heading “Liminatus Pharma, LLC,” and in the first risk factor on page 25, that you refer to Liminatus as a “clinical-stage” company. Please revise so that these statements are consistent with your other disclosure that Liminatus is a pre-clinical company.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 26 of the Form S-4 to refer to Liminatus as a pre-clinical stage company.

5. We note your initial disclosure of the termination of the TDT license agreement included in the Explanatory Note. Please expand your disclosure of the license agreement termination here to include additional information/explanation on why the parties decided to terminate this license agreement, given its significance to the business plan of Liminatus.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure in the Explanatory Note and on page 11 of the Form S-4.

6. Please remove suggestions that your product candidate, IBA-101, has a promising “safety profile,” both here and throughout your prospectus. Determinations of safety and efficacy are in the sole jurisdiction of the FDA and given the pre-clinical stage of your current product candidate, these statements appear to be pre-mature. Also, where you continue to discuss your toxicity-related experiments, such as on page 185, please revise to indicate whether these results were statistically meaningful.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 115 of the Form S-4. The Company has also revised the disclosure on pages 188 and 189 of the Form S-4 to provide additional disclosure requested by the Staff.

7. Please revise your statement here and throughout the prospectus that Liminatus’ anti- CD47 antibody, IBA-101, potentially positions the company as a “frontrunner” in the CD47 space. Given the current stage of development of this product candidate such statements appear to be pre-mature.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 116 of the Form S-4.

Tamika Sheppard

Tim Buchmiller

U.S. Securities & Exchange Commission

January 15, 2025

Termination, page 4

8. We note that Section 4.1(b) of the Business Combination Agreement has been amended so that it is now a condition to closing that Iris Acquisition Corporation shall have received “an acknowledgement from Viral Gene stating that the obligations of the parties thereto, including ParentCo and the Company, under, or pursuant to, the Viral Gene Assignment have been satisfied or terminated and that no obligations of any party thereto, including ParentCo and the Company, under the Viral Gene Assignment remain outstanding.” Please update your disclosure for this new condition to closing, indicate whether the acknowledgment has been received, and, if not, whether this condition to closing is waivable. If this condition is waivable, please include appropriate risk factor disclosure.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Form S-4.

Lock-Up Agreement, page 6

9. We note your disclosure that on August 9, 2024, ParentCo and Sponsor agreed to grant a waiver of the lock-up restrictions contained in the Lock-Up Agreement with respect to an aggregate of 3.64 million ParentCo Shares. Please revise your disclosure so that it is clear how to reconcile this number of shares to the provisions of the Waiver and Consent filed as Exhibit 10.8, which indicates that the waiver applies to 5.1 million shares, or revise your disclosure as appropriate. Also indicate the business purpose for such waiver and whether there was any consideration paid to ParentCo or the Sponsor in connection with the waiver.

RESPONSE:

In response to the Staff’s comment, the Company has filed an amended Waiver and Consent as Exhibit 10.8 to the Form S-4 to reflect the correct number of ParentCo shares that have been released from the lock-up restrictions and further revised the disclosure on pages 7 and 106 of the Form S-4.

The Iris Board’s Reasons for Approving the Business Combination, page 10

10. We note the Iris Board’s determinations and unanimous approvals in your disclosure in the first sentence of the first paragraph of this section and your disclosure, that on September 18, 2024, the Iris Board determined that notwithstanding the TDT License Termination, the Business Combination was advisable to and in the best interests of Iris and its stockholders. Similar to your disclosure in the first sentence, please also clarify if the Iris Board unanimously approved the Business Combination Agreement, as amended to date, and the transactions contemplated thereby, and recommended that Iris’s stockholders approve the Business Combination Agreement, as amended to date, and the transactions contemplated thereby.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 114 of the Form S-4.

Potential to Grow Globally, page 11

11. We note your reference in this section, and in other locations, to Liminatus’ “strong intellectual property protection” Please balance these statements with your disclosure elsewhere that the anti-CD47 antibody is covered by three early-stage applications.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 115 of the Form S-4.

Tamika Sheppard

Tim Buchmiller

U.S. Securities & Exchange Commission

January 15, 2025

Background of the Business Combination Target F (Liminatus), page 109

12. Please revise to provide more detailed disclosure of how the enterprise value associated with Liminatus was negotiated and changed from $250,000,000 to $175,000,000 following the TDT License Termination. Please ensure your disclosure addresses how Iris Acquisition Corp negotiated the revised merger consideration in light of the loss of Liminatus’ clinical stage product candidate and that Liminatus is now a single-asset, pre-clinical company, and how the board determined the revised merger consideration was appropriate given those changes and determined that the transactions contemplated by the Business Combination Agreement were advisable and in the best interests of Iris and its stockholders.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 113, 114, 116 and 117 of the Form S-4.

Business of Liminatus Pre-Clinical Development to Date, page 184

13. We note your pre-clinical development to date of the CD47 therapeutic candidate appears to have studied Hu3A5 in murine colon adenocarcinoma and that the anticipated clinical trials will focus on patients with lung cancer. Please disclose whether you will conduct additional pre-clinical studies that focus on lung cancer cells prior to the anticipated clinical trials.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 187 of the Form S-4.

CD47, page 190

14. We note your disclosure that Magrolimab, a CD47-targeting drug candidate, is in Phase 3 clinical trials and that this drug is expected to be the first CD47-targeted treatment to gain approval. If the study of this drug has been wound down by the developer, please update your disclosure as appropriate.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 193 and 194 of the Form S-4.

The Company believes the foregoing fairly responds to the Staff’s comment in its letter dated December 5, 2024, and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Chauncey Lane, at (214) 969-1278.

Sincerely,

/s/ Chris Kim
Name:	Chris Kim
Title:	Chief Executive Officer

cc: Chauncey Lane, Esq., Holland & Knight LLP